Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

December 12, 2006

3.

News Release

December 13, 2006 via CCNMatthews

4.

Summary of Material Change

Titan Trading Analytics Inc. (the “Corporation”) announced today that the Corporation closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised $1,158,965.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation”) announced today that the Corporation closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised $1,158,965.  The Corporation will issue 3,311,299 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”).  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Corporation paid Finder’s Fees of $105,903 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000.

The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

December 13, 2006